Contact

www.linkedin.com/in/karl-franz-williams-2182aa (LinkedIn)

Top Skills

Marketing Strategy

Brand Development

Mixology

Karl Franz Williams

Visionary Entrepreneur, Beverage Thought Leader, and Cultural Builder, Driving the Future of Beverage and Hospitality from the Community to the Bar to the Aisle to the World

New York, New York, United States

Summary

A fearless innovator and proponent of change, adaptive problem solver and champion for the underdog with a challenger mindset. Brands matter to me and I excel at building them using a hospitality-focused approach that prioritizes the consumer. A highly adaptive, entrepreneurial, data driven classically trained Marketer with 20+ years' experience, I see opportunities others miss. My experience has been centered around Beverage Marketing with experiences on Non-carbs, CSDs, and Spirits. I have an expert level knowledge of Spirits – from yeast to palate (history, development, tasting, and mixology). A battle tested business leader, I've mastered the P&L, leading successful large teams, and communicating and collaborating effectively. A groundbreaking entrepreneur, I have developed and opened award winning or industry recognized bars and restaurants, a marketing agency, and a non-profit community marketing organization with 250+ members.

Experience

Uncle Waithleys Beverage Company

Founder, CEO, and Chairman of the Board of Directors

September 2020 - Present (5 years 3 months)

New York, New York, United States

Uncle Waithley's Beverage Company has just launched Uncle Waithley's Vincy Brew, an authentic all-natural Caribbean ginger beer. It can be enjoyed solo or in your favorite cocktail. What makes it so special is the addition of Scotch Bonnet pepper which gives it a flavorful bite, unlike any other ginger beer.

Various Bars & Restaurants

Founder

June 2005 - Present (20 years 6 months)

Greater New York City Area

Successfully concepted and established three craft cocktail bars/restaurants and one coffee shop. Developed each from brand to business plan to opening to day to day management. Developed and led all Branding, Marketing, Operations, Mixology/Cocktail Development and Hospitality. We grew to 80+ employees and $4MM in revenue.

• Society Coffee July 2005 – October 2011: Award winning coffee shop. Brought artisanal coffee to Harlem and established Frederick Douglass Blvd. Recognition included: Clinton Foundation Small Business Leader, NY Mag 1000 Best

• 67 Orange Street December 2008 – Present: Harlem's first cocktail bar and modern speakeasy. Set the standard for cocktails in Harlem and has remained relevant to today with 25% growth vs YAGO. Recognition includes: Best Bar in Harlem TimeOut 2017. Top 27 Bars in American 2021 - Esquire Magazine.

• Solomon & Kuff December 2015 – September 2019: Favorably reviewed in TimeOut, NY Times, Thrillist, Forbes and multiple other publications.

• Anchor Spa June 2016 – Present: Favorably reviewed. Won local food award for Best Savory Dish.

Good Ice Marketing, LLC

Chief Strategist

March 2011 - December 2021 (10 years 10 months)

New York, New York

Good Ice Marketing is a Consumer Engagement Marketing Firm specializing in the Beverage and Fashion Industries. Our core competencies include Brand Growth and Innovation Strategy, Influencer Engagement, Designing Memorable Event Experiences, and Connecting Like-Minded Brands. Quite simply, we are passionate lifestyle mavens who look at our world with an eye for creating connections. We are concierges, matchmakers, cultural anthropologists, and catalysts.

Mr. Youth

Vice President - Business Strategy

April 2008 - October 2010 (2 years 7 months)

New York, NY

Was responsible for developing new strategic frameworks which allowed for best in class on target creative campaigns. Leveraged “client side” knowledge and market and trend awareness to develop winning propositions for clients.

PepsiCo

Core Beverage Innovation Incubation

September 2007 - April 2008 (8 months)

Purchase, NY

Co-Launched a new group within Pepsi's innovation department focused on developing next generation product propositions and creating systems that allow for innovation beyond existing capabilities

PepsiCo

6 years

Marketing Manager - Mountain Dew

2005 - 2007 (2 years)

Purchase, NY

• Architected development and launch of Game Fuel, the first ever line extension to a major CSD connected to a video game. Led cross-functional team which partnered with Microsoft to develop the formula, design the packaging, and plan the national rollout. Developed and led the activation of all elements of the 13MM marketing plan. Game Fuel delivered 8MM cases, exceeding forecast by 66%.

• Led re-launch of Diet Mountain Dew. Managed cross-functional team to evolve positioning, adjust packaging and develop volume-driving marketing programs to promote the re-launch. Accelerated brand growth to 7.5% in a declining soft drink category. Times Square launch featured snowboard rail jam with recent gold medalists and generated over $500,000 in incremental PR and media value.

Marketing Manager - Multicultural Marketing focus Latino

2004 - 2005 (1 year)

Purchase, NY

Established $2.5 Million Latino youth platform, Pepsi Musica, which included a national concert tour, retail program, website, and branded entertainment property – Pepsi Musica TV. Drove Pepsi Musica TV to +35% ratings growth (target 12-34 audience) and a 2 to 1 media value vs. investment. Delivered 25% market growth via retail tie-ins. Received a Reggie Award for the campaign and an LMA for Best Interactive Marketing Digital Community for PepsiMusica.com

Associate Marketing Manager Latino Marketing

2001 - 2004 (3 years)

Purchase, NY

Drove development and execution of Latino targeted promotions for Pepsi and Sierra Mist. Promotions generated an average lift of 21% in stores/markets executed.

Procter & Gamble

4 years

ABM Gain Laundry Detergent - US Hispanic

1999 - 2001 (2 years)

San Juan, PR

• Managed cross-functional team in the development and implementation of holistic grassroots marketing strategy. Achieved +59% year-on-year brand growth in largest Hispanic market, Southern California.

• Identified and gained support for advertising opportunity projected to deliver +25% brand share growth. Supervised development and production of the corresponding campaign (print and TV).

Team Manager, Hawaiian Punch, Sunny Delight, and Eclipse

1997 - 1999 (2 years)

S. Brunswick, NJ

• Led cross-functional Profit Generation Team focused on reducing waste in the manufacturing process, which delivered savings of $2,000,000 annually.

• Managed team of 12 direct reports in developing a process reliability/supply chain efficiency strategy, which drove reliability up from 79% to 99.6%, exceeding goals and setting a gold standard for the plant.

Education

Yale University

BS, Electrical Engineering Sciences